JAMES N. BARBER
                                                Attorney at Law
                                           Suite 100, Bank One Tower
                                               50 West Broadway
                                           Salt Lake City, UT 84101

Telephone: (801) 364-6500                                   Fax: (801) 364-3406
or         (801) 532-3535
E-Mail: Barberjn@aol.com


July 9, 1999

Steven Duvall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0404

     Re: Txon International Development Corporation/Form 10-SB

Dear Mr. Duvall:

     This letter is occasioned by the receipt by Txon of a comment letter over the signature of Tim Levinberg of your Division related to Txon's Form 10-SB filed May 18, 1999. We appreciate the timely response of your division to this filing.

     As a result of the filing date, the 60 day comment period will pass before Txon will be able to address the comments made by Mr. Levinberg. Accordingly, Txon hereby withdraws its aforesaid Form 10-SB filing pending resolution of the pending comments. This letter is countersigned by John Chris Kirch, an officer of the corporation authorized to take this action.

     Thank you for your cooperation in this matter.

          Very truly yours,


          /s/James N. Barber
          James N. Barber
          Attorney for Txon International Development Corp.

Countersigned:
TXON INTERNATIONAL DEVELOPMENT CORPORATION

/s/ John Chris Kirch
By: John Chris Kirch, Chairman & Director of Corporate Development